Exhibit 2.2

SHARE TRANSFER CONTRACT

OF

LUAN GUOYING ELECTRONIC,.INC

This Share Transfer Contract is executed by the following Parties.

(1)	Party A: Chuanfa Liu, Hailong Liu, Ximin Meng, Haibo Liu (the “Transferors”).

(2)	Party B: China Electronic Holdings Inc. (the “Transferee”)

Transferors agree to transfer 60% shares that the Transfer Price shall be Renminbi 600,000 of Liu’an Guoying Electronic Sales Co., Ltd.(“Guoying”), to Transferee through friendly consultation. All Parties to this Contract have reached the following agreements:

I Information of Transferor and Transferee

(1)	The “Transferor”(Party A): Haibo Liu, Hailong Liu, Chuanfa Liu, Ximin Meng

(2)	The “Transferee”(Party B): China Electronic Holdings Inc. Legal representative: Xuerui Li

II Transfer Shares and Transfer Price

Transferors are willing to transfer 60% shares of Guoying to China Electronic Holdings Inc for Renminbi 600,000.

III Closing Date

Transferee shall, within thirty (30) working days after Transferee has received all the requisite approval documents issued by the Examination and Approval Authority, make the full payment of the Transfer Price into the accounts designated by Transferors.

IV           Upon completion of this transfer, Party B should own 100% shares of Lu’an Guoying Electronic Sales Co., Ltd., which becomes a Wholly Foreign Owned Enterprise (the “WFOE”) upon consummation of this share transfer.

V           Party B shall employ the management of Party A to continue operating and managing Guoying’s current business.

VI           Liability for breach of Contract

If Party B fails to make the full payment of the Transfer Price within the time limit provision pursuant to article III, Party B shall pay 2% liquidated damage compensation of full amount to Party A each overdue month. If Party B fails to pay the full payment of Transfer Price three (3) months overdue, except for paying liquidated damages compensation to Party A, Party A shall have the right to terminate the agreement and require Party B to compensate for the losses.

VII Resolution of Disputes

Any dispute arising out of this Contract between the Parties to this Contract shall firstly be resolved through friendly consultation. In the event after the commencement of the friendly consultations, the dispute cannot be resolved through such means, either Party may submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its prevailing valid arbitration rules. The arbitration award shall be final and shall be binding on all Parties to this Contract. All Parties to this Contract agree to be bound by the said award, and to act according to the terms of the said award. All the arbitration fees shall be borne by the losing party.

VIII           Haibo Liu, Hailong Liu, Chuanfa Liu, and Ximin Meng, shareholders of Liu’an Guoying Electronic Sales Co., Ltd. all agree to close the transaction pursuant to the terms and conditions set forth in this Agreement.

IX           This contract shall be effective as of the date of obtaining the approval of the Examination and Approval Authority.

Date: December 31, 2009

/s/ Hailong LIU

/s/ Haibo LIU

/s/ Ximin MENG

/s/ Chuanfa LIU

CHINA ELECTRONIC HOLDINGS INC.

By:	Sherry LI
Name: Sherry LI
Title: CEO and President